Exhibit 12.1
THE WALT DISNEY COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN MILLIONS, EXCEPT RATIOS)

	Nine Months Ended		Fiscal Year Ended
	Jun. 28 2014	Jun. 29, 2013	2013	2012	2011	2010	2009
EARNINGS
Income from continuing operations before income taxes	$9,785	$7,396	$9,620	$9,260	$8,043	$6,627	$5,658
Equity in the income of investees	(678)	(527)	(688)	(627)	(585)	(440)	(577)
Cash distributions received from equity investees	538	526	694	663	608	473	505
Interest expense, amortization of debt discounts and premiums on all indebtedness and amortization of capitalized interest	271	321	415	525	497	514	649
Imputed interest on operating leases (1)	218	222	292	288	273	247	205
TOTAL EARNINGS	$10,134	$7,938	$10,333	$10,109	$8,836	$7,421	$6,440

FIXED CHARGES
Interest expense and amortization of debt discounts and premiums on all indebtedness	$222	$268	$349	$472	$435	$456	$588
Capitalized interest	49	54	77	92	91	82	57
Imputed interest on operating leases (1)	218	222	292	288	273	247	205
TOTAL FIXED CHARGES	$489	$544	$718	$852	$799	$785	$850
RATIO OF EARNINGS TO FIXED CHARGES (2)	20.7	14.6	14.4	11.9	11.1	9.5	7.6

(1)	The portion of operating rental expense which management believes is representative of the interest component of rent expense.

(2)	The ratio does not adjust for interest on unrecognized tax benefits that are recorded as a component of income tax expense.